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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                         0-21858
                                                                 ---------------
                                                                    CUSIP NUMBER
                                                                       458751104
                                                                 ---------------


(CHECK ONE):|_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
            |_| Form N-SAR |_| Form N-CSR

For Period Ended:          SEPTEMBER 30, 2005
                   ----------------------------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
                                ------------------------------

================================================================================
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

INTERLINK ELECTRONICS, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

546 FLYNN ROAD
--------------------------------------------------------------------------------
Address of Principal Executive Officer (STREET AND NUMBER)

CAMARILLO, CA  93012
--------------------------------------------------------------------------------
City, State and Zip Code


================================================================================
SEC 1344     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03)      CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
             DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
================================================================================

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            |X|  |  (a)      The reasons  described in reasonable detail in Part
                 |           III of this form  could not be  eliminated  without
                 |           unreasonable effort or expense;
            |X|  |  (b)      The  subject  annual  report,  semi-annual  report,
                 |           transition  report on Form 10-K,  Form 20-F,  11-K,
                 |           Form N-SAR or form N-CSR, or portion thereof,  will
                 |           be filed on or before the  fifteenth  calendar  day
                 |           following the  prescribed  due date; or the subject
                 |           quarterly report or transition report on Form 10-Q,
                 |           or portion thereof,  will be filed on or before the
                 |           fifth  calendar day  following the  prescribed  due
                 |           date; and
            |_|  |  (c)      The   accountant's   statement  or  other   exhibit
                 |           required  by Rule  12b-25(c)  has been  attached if
                 |           applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As disclosed in the Current Report on Form 8-K filed by the Registrant on November 3, 2005, the Registrant's Audit Committee, on management's recommendation, concluded that the Registrant's financial statements for the years ended December 31, 2003 and December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005 should no longer be relied upon and should be restated. The Registrant intends to restate its previously issued financial statements for the above mentioned quarters to correct the accounting for the following items:

         (1) For the years ended December 31, 2003 and December 31, 2004 and the first and second quarters of 2005, the Company expects to increase cost of goods sold and record a corresponding decrease in net income (or increase in net loss) to reflect improperly recorded transactions between the Company and its principal vendor in China.

         (2) For the quarterly period ended June 30, 2005, the Company also expects to increase cost of goods sold and record a corresponding increase in net loss to reflect licensing charges that were not included in cost of sales.

         The Registrant is working diligently to complete these matters, however, due to the time and effort involved (and without unreasonable effort or expense), the Registrant is not able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 within the prescribed time period. The Company now expects to file its Quarterly Report on Form 10-Q on or before November 14, 2005, and such report will include disclosure of the adjustments on the financial statements, including net income (loss), for each of the periods included in the unaudited financial statements.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.


CHARLES C. BEST                     (805)                     484-1356
------------------------------    ----------------------    --------------------
               (Name)               (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached Explanation.

--------------------------------------------------------------------------------

                           INTERLINK ELECTRONICS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     NOVEMBER 10, 2005                   By       /S/ CHARLES C. BEST
    --------------------------------            --------------------------------
                                                      Charles C. Best
                                                      Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf or the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

--------------------------------------------------------------------------------
INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

PART IV (3) - EXPLANATION

         Interlink Electronics, Inc. (the "Company") previously announced that it intended to restate its financial results for the years ended December 31, 2003 and December 31, 2004 and the first two quarters of 2005 to reflect two matters that the Company identified in the recent reconciliation of accounts with a key vendor in China and a third matter relating to unrecorded licensing costs. The first matter relates to the write-off of certain receivables due from a vendor originating in the fourth quarter of 2003. The second matter relates to certain payables due to the same vendor that, due to certain accounting complications, were not properly recorded in the Company's accounting system for the third and fourth quarters of 2004 and the first and second quarters of 2005. The third matter relates to an understatement of cost of sales in the first and second quarters of 2005, respectively, relating to certain licensing charges that were not recorded.

         In connection with the above restatement, the Company identified additional material weaknesses in the Company's system of internal control over financial reporting, as follows:

         o The Company identified certain weaknesses in its internal controls related to its account reconciliation process with a major vendor. Because of the Company's failure to timely and accurately perform account reconciliations, a write-off of certain receivables was not made in the fourth quarter of 2003. In addition, the Company also failed to properly record invoices received from this same vendor from August 2004 through June 2005. Accordingly, restatement of the Company's third and fourth quarters of 2004 and first and second quarters of 2005 is necessary. At the direction of the Chief Executive and Chief Financial Officers, the Company has adopted new management vendor procedures that it believes will remedy this material weakness.

         o In the course of reviewing its inventory records during the third quarter financial close process, the Company identified a material weakness in its inventory and costing process. This weakness led to software license costs remaining in inventory that should have been expensed in the first and second quarters of 2005. At the direction of the Chief Executive and Chief Financial Officers, the Company is developing revised internal control procedures so that this material weakness will be remediated.

         The Company and its external auditors are working diligently to assess the impact of the above items on its financial statements for the years ended December 31, 2003 and December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005, however, due to the time and effort involved (and without unreasonable effort or expense), the Company has not yet been able to finalize the amount of the anticipated change to its financial statements for those periods and is thus not able to provide a reasonable estimate of its results for the related periods.